# SEC Schedule 13G/A (Amendment No. 21) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Key Tronic Corporation, CIK 0000719733
CUSIP: 493144109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: North 4424 Sullivan Road, Spokane Valley, Washington (WA), 99216
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001381954-07-000001
Filed by CIK 0001381954

## Reporting persons
- Tieton Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 749,083; sole dispositive power 0; shared dispositive power 749,083; aggregate amount beneficially owned 749,083 (7% of the class)

## Item 1. Issuer
Name of issuer: Key Tronic Corporation
Address of issuer's principal executive offices: North 4424 Sullivan Road, Spokane Valley, WA 99216

## Item 2. Person Filing
Name of person filing: Tieton Capital Management, LLC
Address of principal business office or, if none, residence: 4700 Tieton Drive, Suite C, Yakima, WA 98908
Citizenship: Washington Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 749,083
Percent of class: 7.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 749,083
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 749,083

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tieton Capital Management, LLC: /s/ William J. Dezellem, William J. Dezellem, CFA, President (02/11/2025)